SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒Form 10-K                            ☐ Form 11-K                            ☐ Form 20-F                            ☐Form 10-Q
☐ Form N-SAR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K                                                     ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                      ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________
___________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	China Broadband, Inc.
Former name if applicable
Address of principal executive office	1900 Ninth Street, 3rd Floor
City, state and zip code	Boulder, Colorado 80302

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-K for the relevant fiscal year could not be completed without incurring undue hardship and expense.  The registrant undertakes to file such annual report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Marc Urbach                            (303)                           449-7733
              (Name)                            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes     ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fiscal year ended December 31, 2009, will include significant changes from the results of operations reported for the prior fiscal year ended December 31, 2008.

The Company expects that there will be an increase in net loss attributable to shareholders of $1,300,000 for the fiscal year ending December 31, 2009 compared to 2008.   This increase is primarily due to a one time write down of the value of our wholly-owned subsidiary, Wanshi Wangjing Media Technologies (Beijing) Co., Ltd. The expected results for the fiscal year ended December 31, 2009, are not final and are subject to revision prior to the filing of the Company’s Annual Report on Form 10-K for fiscal year ended 2009.

China Broadband, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2010	By:	_s/Marc Urbach
Name: Marc Urbach
Title: President